Filed Pursuant to Rule 424(b)(4)

Registration Statement No. 333-122149

Prospectus Supplement to the Prospectus dated March 15, 2005.

44,500,000 Shares

Common Shares

This is a public offering of common shares of Seagate Technology. All of the 44,500,000 shares are being offered by New SAC, as selling shareholder.

The common shares are listed on the New York Stock Exchange under the symbol “STX”. The last reported sale price of the common shares on August 2, 2005 was $18.92 per share.

See “ Risk Factors” on page 5 of the accompanying prospectus to read about factors you should consider before buying the common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common shares from the selling shareholder at a price of $18.73 per share, which will result in $833,485,000 of proceeds to the selling shareholder.

Goldman, Sachs & Co. may offer the common shares in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on August 5, 2005.

Goldman, Sachs & Co.

Prospectus Supplement dated August 2, 2005.

PROSPECTUS SUPPLEMENT SUMMARY

The Offering

Shares offered by New SAC, the selling shareholder	44,500,000 shares

Shares to be outstanding after this offering	479,656,042 shares

Use of Proceeds	The selling shareholder will receive all of the net proceeds from the sale of common shares in this offering.

NYSE trading symbol	“STX”

Dividend policy

In accordance with our quarterly dividend policy, we expect to pay our shareholders a quarterly distribution of up to $0.08 per share ($0.32 annually), so long as the aggregate amount of the dividend does not exceed 50% of our cumulative consolidated net income plus 100% of the net cash proceeds received from the issuance of capital for the period beginning June 30, 2001 and ending the most recent fiscal quarter in which financial statements are internally available. On July 19, 2005, we declared a dividend of $0.08 per share to be paid on or before August 19, 2005 to our shareholders of record as of August 5, 2005.

For further information about our dividend policy, see the “Certain Income Tax Considerations” section of this prospectus supplement and the “Dividends” section of our annual report on Form 10-K filed on August 1, 2005 for the fiscal year ended July 1, 2005 which has been incorporated by reference in the accompanying prospectus.

The number of common shares to be outstanding immediately after this offering is based on 479,656,042 common shares outstanding on July 29, 2005, and excludes:

•	55,979,847 common shares issuable upon the exercise of options outstanding as of July 29, 2005 at a weighted average exercise price of $8.39 per share; and

•	28,294,417 common shares reserved for future issuance under our option plan as of July 29, 2005.

RECENT DEVELOPMENTS

New SAC Announcement Relating to its Intentions with Respect to its Remaining Seagate Shares

New SAC announced today that it has suspended any further significant sales of our common shares and intends to dispose of its remaining shares through staged distributions to its more than 200 shareholders.

New SAC announced on March 7, 2005 that it would distribute 100 million shares in four quarterly installments of 25 million shares each and that the shares in each installment would not be eligible for sale under Rule 144 until one year after distribution. The first two such distributions were made in May and July 2005, and the remaining two are expected in October 2005 and January 2006. While earlier sale would be possible through registration with the SEC, New SAC has undertaken not to request effectiveness of any such registration before August of 2006.

New SAC announced today that it has determined that, in addition to the previously announced distributions, it will distribute its remaining 50 million shares in stages, at the rate of approximately 10 million shares per month. The first of these staged distributions will not begin before September 16, 2005. Seagate has agreed to amend its registration statement, of which this prospectus supplement and the accompanying prospectus form a part, so that New SAC shareholders will be able to sell the 50 million shares distributed in this manner at any time following distribution.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder will receive all of the net proceeds from the sale of the common shares in this offering.

SELLING SHAREHOLDER

All of the common shares covered by this prospectus supplement are being sold by New SAC, our largest shareholder.

After the sale of the common shares covered by this prospectus supplement, it is expected that affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. will indirectly own 6.6%, 4.6%, 2.4%, 1.4% and 0.5%, respectively, of our outstanding common shares through their ownership of New SAC. In addition, after the sale of the common shares covered by this prospectus supplement, it is expected that certain members of our management will indirectly own, in the aggregate, 3.3% of our outstanding common shares through their ownership of New SAC (based on the number of our common shares outstanding as of July 29, 2005).

The following table sets forth information as of July 29, 2005, about the common shares beneficially owned by New SAC that may be offered using this prospectus supplement.

	Prior to the Offering			Number of Common Shares being Offered	After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned		Percentage of Common Shares Outstanding		Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
New SAC c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands	144,500,493	(1)	30.1%	44,500,000	100,000,493	20.8%

(1)	Messrs. Austin, Bonderman, Coulter, Davidson, Hutchins, Luczo, Marquardt and Watkins, in their capacities as directors of New SAC, may be deemed to have shared voting or dispositive power over the 144,500,493 common shares held by New SAC. Each of them, however, disclaims this beneficial ownership.

CERTAIN INCOME TAX CONSIDERATIONS

The following is a discussion of certain income tax consequences of an investment in the common shares as of the date of this prospectus supplement and replaces in its entirety the section entitled “Certain Income Tax Considerations” contained in the accompanying prospectus.

Cayman Islands Tax Considerations

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your common shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of common shares. However, an instrument transferring title to a common share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have been incorporated under the laws of the Cayman Islands as an exempted company and, as such, obtained an undertaking in August 2000 from the Governor in Council of the Cayman Islands substantially that, for a period of twenty years from the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains or appreciation shall, apply to us and no such tax and no tax in the nature, of estate duty or inheritance tax will be payable, either directly or by way of withholding, on our common shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling our common shares under the laws of their country of citizenship, residence or domicile.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences, as of the date of this prospectus supplement, of the ownership of our common shares by beneficial owners that hold the common shares as capital assets and that are U.S. holders. As used herein, you are a U.S. holder if you are, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the supervision of a court within the U.S. and one or more U.S. persons control all substantial decisions of the trust, or (ii) has, a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus supplement, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	an investor in a pass through entity;

•	a person holding common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle; or

•	a person whose functional currency is not the U.S. dollar.

In particular, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-U.S. subsidiaries.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Taxation of Dividends.    The gross amount of distributions paid to you will generally be treated as dividend income to you if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. Corporations that are U.S. holders will not be entitled to claim a dividends received deduction because we are not a U.S. corporation.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 1, 2005. There can be no assurance that we will not have current or accumulated earnings and profits in the current year or in future years.

Under prior law, U.S. holders who were individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15% on qualifying dividends) on distributions made from our current or accumulated earnings and profits if we were a foreign personal holding company in the taxable year in which such dividends were paid or in the preceding taxable year. We believe that we were a foreign personal holding company for our taxable years ended July 1, 2005 and July 2, 2004.

Pursuant to the American Jobs Creation Act of 2004, the foreign personal holding company rules have been repealed. Such rules will no longer apply with respect to any taxable year of Seagate Technology beginning after Seagate Technology’s taxable year ending July 1, 2005. As a result, if we make distributions before January 1, 2009 from our current or accumulated earnings and profits, U.S. holders who are individuals may be eligible for reduced rates of taxation applicable to dividend income so long as our shares are readily tradable on an established securities market in the United States. We believe that our common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Disposition of Common Shares.    When you sell or otherwise dispose of your common shares in a taxable transaction you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Information Reporting and Backup Withholding.    In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of those common shares paid to you within the U.S. and, in some cases, outside of the U.S. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the Internal Revenue Service.

UNDERWRITING

The selling shareholder and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 44,500,000 shares offered hereby.

Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

Goldman, Sachs & Co. proposes to offer the common shares from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the common shares offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and / or purchasers of common shares for whom they may act as agents or to whom they may sell as principal.

The selling shareholder has agreed that, without the prior written consent of Goldman, Sachs & Co., it will not, during the period ending 45 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of Seagate Technology’s common shares, New SAC’s ordinary shares or any securities convertible into or exercisable or exchangeable for Seagate Technology’s common shares or New SAC’s ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Seagate Technology’s common shares or New SAC’s ordinary shares;

whether any such transaction described above is to be settled by delivery of Seagate Technology’s common shares, New SAC’s ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraphs do not apply to:

•	the sale of any common shares to Goldman, Sachs & Co.;

•	the issuance by New SAC of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing; or

•	the issuance by New SAC of ordinary shares pursuant to certain share option and restricted share plans.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Seagate Technology’s common shares, and may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Goldman, Sachs & Co. has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The common shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the common shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the common shares to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Seagate Technology has agreed to pay all expenses of the selling shareholder in the offering, excluding underwriting discounts and commissions, which are approximately $150,000.

Seagate Technology and the selling shareholder have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Seagate Technology, for which they received or will receive customary fees and expenses. In particular: Goldman, Sachs & Co. served as a financial advisor to Silver Lake Partners and the rest of the sponsor group in the November 2000 transactions; affiliates of Goldman, Sachs & Co. were initial purchasers in the private placement of an aggregate principal amount of $210 million of 12  1/2% senior subordinated notes due 2007 issued by Seagate Technology’s subsidiary, Seagate Technology International, as part of the financing of the November 2000 transactions; affiliates of Goldman, Sachs & Co. were lenders under the senior secured credit facilities entered into by Seagate Technology’s subsidiaries, Seagate Technology HDD Holdings and Seagate Technology (US) Holdings, Inc., as part of the financing of the November 2000 transactions; Goldman, Sachs & Co. was the underwriter in the registered offering of 30,000,000 of Seagate Technology’s common shares in September 2004; an affiliate of Goldman, Sachs & Co. was the counterparty to the forward sale of 30,000,000 of Seagate Technology’s common shares in December 2004; and investment partnerships affiliated with Goldman, Sachs & Co. are members of Seagate Technology’s sponsor group and will indirectly own 0.5% of Seagate Technology’s outstanding common shares through their ownership of New SAC after the sale of the common shares covered by this prospectus supplement.

LEGAL MATTERS

The validity of the common shares to be offered by this prospectus supplement have been passed upon by Maples and Calder, Cayman Islands. Some legal matters as to U.S. law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Investment vehicles comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own an interest representing less than 1% of the capital commitments of one of our sponsors, Silver Lake Partners. Goldman, Sachs & Co. has been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Investment partnerships comprised of members of and persons associated with Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the capital commitments of Silver Lake Partners. In addition, Wilson Sonsini Goodrich & Rosati from time to time represents Seagate Technology, and formerly represented Seagate Delaware, in legal matters unrelated to this offering.

100,000,000 Shares

COMMON SHARES

Our largest shareholder, the selling shareholder, is offering 100,000,000 of our common shares. We will not receive any of the proceeds from the sale of our common shares in this offering.

Our largest shareholder, the selling shareholder, may not sell (other than pursuant to an exemption from registration) our common shares covered by this prospectus until the registration statement, of which this prospectus forms a part, filed with the Securities and Exchange Commission is effective.

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.” On March 4, 2005 the last reported sale price of our common shares on the New York Stock Exchange was $18.96 per share.

Investing in our common shares involves risk. See “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March 15, 2005

i

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and therefore file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the SEC). Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K/A filed on September 3, 2004 for the fiscal year ended July 2, 2004;

•	our quarterly reports on Form 10-Q filed on October 29, 2004 for the fiscal quarter ended October 1, 2004 and filed on January 28, 2005 for the fiscal quarter ended December 31, 2004;

•	our current reports on Form 8-K filed on July 28, 2004, September 21, 2004, September 23, 2004 and October 29, 2004, Item 8.01 of the current report on Form 8-K filed on December 13, 2004 and Item 1.01 of the current report on Form 8-K filed on February 8, 2005;

•	the description of our common shares in our registration statement on Form 8-A filed on December 6, 2002; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of the resale of the common shares by the selling shareholder pursuant to this prospectus; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 (or their successor provisions, Item 7.01 and Item 2.02 respectively) of any current report on Form 8-K.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document. In addition, we make available free of charge all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Seagate Technology

920 Disc Drive

P.O. Box 66360

Scotts Valley, California 95067

Attn: Investor Relations

(831) 439-5337

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These forward-looking statements include statements about our revenue, revenue mix, gross margin, operating expense levels, financial outlook, commitments under existing leases, research and development initiatives, sales and marketing initiatives, competition and stock repurchases. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” the negative of these terms or comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC. See “Additional Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common shares under “Risk Factors” on page 5 of this prospectus. However, other factors besides those listed there could also adversely affect us.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A substantial portion of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing the common shares to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the Untied States or any state of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will – based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given — recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not a kind, the enforcement of which is contrary to public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will: (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

PROSPECTUS SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference in this prospectus, before making an investment decision. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us” and “our” refer to Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries, and the term “common shares” refers to our common shares. For ease of reference, throughout this prospectus, we use the term “Seagate Delaware” to refer to Seagate Technology, Inc., a Delaware corporation, and, unless it is otherwise evident from the context, its subsidiaries before the November 2000 transactions. We use the term “predecessor” to refer to the disc drive business and storage area network business of Seagate Delaware before the November 2000 transactions. We use the term “November 2000 transactions” to refer to the series of transactions consummated in November 2000 pursuant to which we acquired the disc drive business of Seagate Delaware.

Seagate Technology Overview

We are a leader in the design, manufacturing and marketing of disc drives. Disc drives are used as the primary medium for storing electronic information in systems ranging from desktop and notebook computers and consumer electronic devices to data centers delivering information over corporate networks and the Internet. We produce a broad range of disc drive products that make us a leader in both enterprise storage applications, where our products are primarily used in enterprise servers, mainframes and workstations, and personal storage applications, where our products are used in PCs, notebook computers and consumer electronic devices.

We sell our disc drives primarily to major original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These customers include Hewlett-Packard, Dell, IBM, Apple, and EMC. We also have key relationships with major distributors, who sell our disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world, and we are currently expanding our direct sales to retailers.

In June 2004, we announced 12 new disc drive products, which are being introduced in the current fiscal year, including:

•	our first 1-inch form factor disc drive, which is primarily used in hand held consumer electronics devices such as MP3 players and digital cameras;

•	our first 2.5-inch form factor disc drive designed for enterprise storage applications;

•	larger capacity 3.5-inch form factor disc drives to address the market for larger capacity personal video recorders and home media storage devices and near line enterprise applications;

•	additional capacity models of our 2.5-inch form factor Momentus notebook disc drive, which will more completely address our customers’ notebook disc drive requirements; and

•	new versions of our current Barracuda and Cheetah desktop and enterprise disc drives.

Many of these new products address disc drive applications for which we previously had no product offerings.

“Seagate,” “Seagate Technology,” “Barracuda,” “Cheetah” and “Momentus” among others, are our registered trademarks. We have a registration pending for our “Savvio” trademark. This prospectus also includes trademarks of other persons.

The address of our principal executive offices is Seagate Technology c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the telephone number at that address is (345) 949-8066. Our worldwide web site address is www.seagate.com. However, the information in, or that can be accessed through, our web site is not part of this prospectus.

RISK FACTORS

An investment in the common shares offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the remainder of this prospectus, including the information incorporated by reference, before making an investment decision. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

Competition—Our industry is highly competitive and our products have experienced significant price erosion and market share variability.

Even during periods when demand is stable, the disc drive industry is intensely competitive and vendors typically experience substantial price erosion over the life of a product. Our competitors have historically offered existing products at lower prices as part of a strategy to gain or retain market share and customers, and we expect these practices to continue. We may need to reduce our prices to retain our market share, which could adversely affect our results of operations. Based on our recent experience in the industry with respect to new product introductions, we believe that the rate of growth in areal density, or the storage capacity per square inch on a disc, is slowing from its previous levels. This trend may contribute to increased average price erosion. To the extent that historical price erosion patterns continue, product life cycles may lengthen, our competitors may have more time to enter the market for a particular product and we may be unable to offset these factors with new product introductions at higher average prices. A second trend that may contribute to increased average price erosion is the growth of sales to distributors that serve producers of non-branded products in the personal storage sector. These customers generally have limited product qualification programs, which increase the number of competing products available to satisfy their demand. As a result, purchasing decisions for these customers are based largely on price and terms. Any increase in our average price erosion would have an adverse effect on our result of operations.

Moreover, a significant portion of our success over the past few years, including the positive results of the December 2004 quarter, has been a result of increasing our market share at the expense of our competitors. Our market share for our products can be negatively affected by our customers’ diversifying their sources of supply as the slowing rate of growth in areal density has resulted in longer product cycles and more time for our competitors to enter the market for particular products. When our competitors successfully introduce product offerings, which are competitive with our recently introduced new products, our customers may quickly diversify their sources of supply. Any significant decline in our market share would adversely affect our results of operations.

Principal Competitors—We compete with both captive manufacturers, who do not depend solely on sales of disc drives to maintain their profitability, and independent manufacturers, whose primary focus is producing technologically advanced disc drives.

We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, including other independent disc drive manufacturers and large captive manufacturers such as:

Captive	Independent
Fujitsu Limited	Maxtor Corporation
Hitachi Global Storage Technologies	Western Digital Corporation
Samsung Electronics Incorporated	Cornice Inc.
Toshiba Corporation	GS Magicstor Inc.

The term “independent” in this context refers to manufacturers that primarily produce disc drives as a stand-alone product, and the term “captive” refers to disc drive manufacturers who themselves or through affiliated entities produce complete computer or other systems that contain disc drives or other information storage products. Captive manufacturers are formidable competitors because they have the ability to determine pricing for complete systems without regard to the margins on individual components. Because components other than disc drives generally contribute a greater portion of the operating margin on a complete computer system than do disc drives, captive manufacturers do not necessarily need to realize a profit on the disc drives included in a computer system and, as a result, may be willing to sell disc drives to third parties at very low margins. Many captive manufacturers are also formidable competitors because they have more substantial resources than we do. In addition, Hitachi Global Storage Technologies (together with affiliated entities) and Samsung Electronics Incorporated also sell other products to our customers, including critical components like flash memory, application-specific integrated circuits, or ASICs, and flat panel displays, and may be willing to sell their disc drives at a lower margin to advance their overall business strategy. This may improve their ability to compete with us. To the extent we are not successful competing with captive or independent disc drive manufacturers, our results of operations will be adversely affected.

In addition, in response to customer demand for high-quality, high-volume and low-cost disc drives, manufacturers of disc drives have had to develop large, in some cases global, production facilities with highly developed technological capabilities and internal controls. The development of large production facilities and industry consolidation can contribute to the intensification of competition. We also face indirect competition from present and potential customers who evaluate from time to time whether to manufacture their own disc drives or other information storage products.

Volatility of Quarterly Results—Our quarterly operating results fluctuate significantly from period to period, and this may cause our stock price to decline.

In the past, our quarterly revenue and operating results fluctuated significantly from period to period. We expect this fluctuation to continue for a variety of reasons, including:

•	changes in the demand for the computer systems, storage subsystems and consumer electronics that contain our disc drives, due to seasonality and other factors;

•	changes in purchases from period to period by our primary customers, particularly as our competitors are able to introduce and produce in volume comparable product technology;

•	competitive pressures resulting in lower selling prices;

•	delays or problems in the introduction of our new products due to inability to achieve high production yields, delays in customer qualification or initial product quality issues;

•	shifting trends in customer demand which, when combined with overproduction of particular products, particularly at times like now where the industry is served by multiple suppliers, results in supply/demand imbalances;

•	the impact of corporate restructuring activities that we may engage in;

•	adverse changes in the level of economic activity in the United States and other major regions in which we do business;

•	our high proportion of fixed costs, including research and development expenses;

•	announcements of new products, services or technological innovations by us or our competitors; and

•	increased costs or adverse changes in availability of supplies.

As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common shares.

New Product Offerings—Market acceptance of new product introductions cannot be accurately predicted, and our results of operations will suffer if there is less demand for our new products than is anticipated.

We are continually developing new products in the hope that we will be able to introduce technologically advanced disc drives into the marketplace ahead of our competitors.

In June 2004, we announced 12 new disc drive products which are being introduced during the current fiscal year, many of which address disc drive applications for which we previously had no product offerings. Some of these new products introduce new form factors, such as our first 1-inch form factor disc drive and our first 2.5-inch form factor disc drive for enterprise applications. Some of these new products also introduce higher levels of areal density than our existing products. We believe that our financial results, including our ability to achieve the results included in publicly announced forecasts will depend heavily on the successful introduction and customer acceptance of these new products.

The success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, the effective management of inventory levels in line with anticipated product demand, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our sales or results of operations.

In addition, the success of our new product introductions is dependent upon our ability to qualify as a primary source of supply with our OEM customers. In order for our products to be considered by our customers for qualification, we must be among the leaders in time-to-market with those new products. Once a product is accepted for qualification testing, any failure or delay in the qualification process or a requirement that we requalify can result in our losing sales to that customer until new products are introduced. The limited number of high-volume OEMs magnifies the effect of missing a product qualification opportunity. These risks are further magnified because we expect competitive pressures to result in declining sales and declining gross margins on our current generation products. We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future.

Smaller Form Factor Disc Drives—If we do not continue to successfully market smaller form factor disc drives, our business may suffer.

Increases in sales of notebook computers and in areal density are resulting in a shift to smaller form factor disc drives for an expanding number of applications, including personal computers, enterprise storage applications and consumer electronic devices. Many of these applications have typically used disc drives with a 3.5-inch form factor, which we currently manufacture. Notebook computers typically use 2.5-inch form factor disc drives. We initiated volume shipments of our Momentus notebook disc drive to a number of OEMs in the second fiscal quarter of 2004. These shipments materially contributed to our results of operations in the second fiscal quarter. However, at the time, our products only addressed a limited portion of the existing notebook market and in our third fiscal quarter of 2004, an oversupply of notebook disc drives in the supply chain led to a significant reduction in our shipments of Momentus disc drives which adversely impacted our results of operations. In June 2004, we announced our first 1-inch form factor disc drive, additional capacity models of our Momentus notebook disc drive and a 2.5-inch form factor disc drive for enterprise storage applications. These products are being introduced during the current fiscal year. If we do not successfully introduce these products or if we do not suitably adapt our technology and product offerings to successfully develop and introduce additional smaller form factor disc drives, customers may decrease the amounts of our products that they purchase which would adversely affect our results of operations.

Importance of Reducing Operating Costs—If we do not reduce our operating expenses, we will not be able to compete effectively in our industry.

Our strategy involves, to a substantial degree, increasing revenue while at the same time reducing operating expenses. In this regard, we have engaged in ongoing, company-wide manufacturing efficiency activities intended to increase productivity and reduce costs. These activities have included closures and transfers of facilities, significant personnel reductions and efforts to increase automation. For example, in our fourth fiscal quarter of 2004, we undertook significant restructuring activities to reduce the costs of our operations and we continue to look at opportunities for further cost reductions, which may result in additional restructuring activities in the future. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, the reduction of personnel and closure of facilities may adversely affect our ability to manufacture our products in required volumes to meet customer demand and may result in other disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations.

Industry Demand—Changes in demand for computer systems and storage subsystems has caused and may cause in the future a decline in demand for our products.

Our disc drives are components in computers, computer systems, storage subsystems and consumer electronic devices. The demand for these products has been volatile. In a weak economy, consumer spending tends to decline and retail demand for PCs and consumer electronic devices tends to decrease, as does enterprise demand for computer systems and storage subsystems. During economic slowdowns such as the one that began in 2001, demand for disc drives, particularly in the enterprise sector was adversely impacted as a result of the weakened economy and because enterprises shifted their focus from making new equipment purchases to more efficiently using their existing information technology infrastructure through, among other things, adopting new storage architectures. Unexpected slowdowns in demand for computer systems and storage subsystems generally cause sharp declines in demand for disc drive products.

Additional causes of declines in demand for our products in the past have included announcements or introductions of major operating system or semiconductor improvements or changes in consumer preferences, such as the shift from desktop to notebook computers. We believe these announcements and introductions have from time to time caused consumers to defer their purchases and made inventory obsolete. Whenever an oversupply of disc drives causes participants in our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other disc drive manufacturers than usual.

Seasonality—Because we experience seasonality in the sales of our products, our results of operations will generally be adversely impacted during our fourth fiscal quarter.

Because sales of computer systems, storage subsystems and consumer electronics tend to be seasonal, we expect to continue to experience seasonality in our business as we respond to variations in our customers’ demand for disc drives. In particular, we anticipate that sales of our products will continue to be lower during our fourth fiscal quarter than the rest of the year. In the desktop computer, notebook computer and consumer electronics sectors of our business, this seasonality is partially attributable to our customers’ increased sales of PCs and consumer electronics during the winter holiday season. In the enterprise sector of our business, our sales are seasonal because of the capital budgeting and purchasing cycles of our end users. Because our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our operating results will fluctuate seasonally even if the forecasted demand for our products proves accurate. Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because our overall growth may have reduced the impact of this seasonality in recent periods. In addition, the pattern of seasonal changes in demand may change. For instance, we believe demand for our products used in consumer electronics may be peaking in our first fiscal quarter, which is earlier than in the past.

Difficulty in Predicting Quarterly Demand—If we fail to predict demand accurately for our products in any quarter, we may not be able to recapture the cost of our investments.

The disc drive industry operates on quarterly purchasing cycles, with much of the order flow in any given quarter coming at the end of that quarter. Our manufacturing process requires us to make significant product-specific investments in inventory in each quarter for that quarter’s production. Because we typically receive the bulk of our orders late in a quarter after we have made our investments, there is a risk that our orders will not be sufficient to allow us to recapture the costs of our investment before the products resulting from that investment have become obsolete. We cannot assure you that we will be able to accurately predict demand in the future.

Other factors that may negatively impact our ability to recapture the cost of investments in any given quarter include:

•	our inability to reduce our fixed costs to match sales in any quarter because of our vertical manufacturing strategy, which means that we make more capital investments than we would if we were not vertically integrated;

•	the timing of orders from and shipment of products to key customers;

•	unanticipated fluctuations in unit volume purchases from our customers, particularly our distributor customers who from time to time constitute a large portion of our total sales;

•	our product mix and the related margins of the various products;

•	accelerated reduction in the price of our disc drives due to technological advances and/or an oversupply of disc drives in the market, a condition that is exacerbated when the industry is served by multiple suppliers and shifting trends in demand which can create supply demand imbalances;

•	manufacturing delays or interruptions, particularly at our major manufacturing facilities in China, Malaysia, Singapore and Thailand;

•	variations in the cost of components for our products;

•	limited access to components that we obtain from a single or a limited number of suppliers;

•	the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to foreign consumers; and

•	operational issues arising out of the increasingly automated nature of our manufacturing processes.

Dependence on Distributors—We are dependent on sales to distributors, which may increase price erosion and the volatility of our sales.

A substantial portion of our sales has been to distributors of desktop disc drive products. Product qualification programs in this distribution channel are limited, which increases the number of competing products that are available to satisfy demand, particularly in times of lengthening product cycles. As a result, purchasing decisions in this channel are based largely on price, terms and product availability. Sales volumes through this channel are also less predictable and subject to greater volatility than sales to our OEM customers. In the second half of fiscal year 2004, a number of disc drive manufacturers independently launched initiatives to improve the stability of the distribution channel, particularly with respect to the purchasing behavior of these distributors while other disc drive manufacturers have not. These actions have further increased the uncertainty as to demand within this market segment. To the extent that distributors reduce their purchases of our products or prices decline significantly in the distribution channel, our results of operations would be adversely affected.

Longer Product Life Cycles—Lengthening of product life cycles can make planning product transitions difficult and may reduce the favorable impact of new product transitions.

In contrast to historical trends, based on our recent experience in the industry with respect to new product introductions, we believe that the current rate of growth in areal density is slowing from the rate of the last several years. We believe that this slowdown in the rate of growth in areal density will continue until a significant advance in technology for the electronic storage of data, such as perpendicular recording technology, becomes commercially available.

When the rate of growth in areal density slows, it may contribute to increased average price erosion to the extent historical price erosion patterns continue, a limitation in our ability to introduce new products at higher prices and lengthened product life cycles which permits competitors more time to enter the market for a particular type of disc drive. In addition, the lengthening of product life cycles can make planning product transitions more difficult. To the extent that we prematurely discontinue a product, or do not timely introduce new products, our operating results may be adversely affected.

Because the rate of growth in areal density is slowing, the favorable impact of new product introductions on our results of operations may be minimized. Historically, the introduction of new products generally has had a favorable impact on our results of operations both because the new products are introduced at higher prices than existing competitive offerings and because advances in areal density technology have enabled lower manufacturing costs through a reduction in components such as read/write heads and discs. However, in contrast to when the rate of growth in areal density is increasing, a slowing rate of growth in areal density can limit the cost benefits of new products because it is technologically more difficult to reduce the number of read/write heads and discs in a particular drive. In addition, given the environment of intense price competition, in the absence of significant capacity or reliability increases, it is difficult to obtain higher prices for new products.

Industry Consolidation—Consolidation among captive manufacturers may serve to increase their resources and improve their access to customers, thereby making them more formidable competitors.

Consolidation among captive manufacturers may provide them with competitive advantages over independent manufacturers, including us. For example, in December 2002, IBM merged its disc drive business with the disc drive business of Hitachi through the formation of Hitachi Global Storage Technologies, a separate company. Hitachi is the controlling shareholder of Hitachi Global Storage Technologies and is expected to assume full ownership at the end of 2005. As a part of this transaction, each of IBM and Hitachi agreed to multi-year supply commitments with the new company. Because IBM is one of our most significant customers and Hitachi is one of our most significant competitors, there is a significant risk that IBM will decrease the number of disc drives purchased from us and increase the number purchased from the new company. Moreover, economies of scale and the combination of the two companies’ technological capabilities, particularly in the enterprise sector of our industry, could make the new company a more formidable competitor than IBM or Hitachi operating alone.

Importance of Time-to-Market—Our operating results may depend on our being among the first-to-market and achieving sufficient production volume with our new products.

To achieve consistent success with our OEM customers, it is important that we be an early provider of new types of disc drives featuring leading, high-quality technology. Historically, our operating results have substantially depended upon our ability to be among the first-to-market with new product offerings. However, during a period of slowing areal density growth, such as we are in now, the importance of time-to-market may be less critical. Our market share and operating results in the future may be adversely affected, particularly if the rate of growth in areal density resumes its historical rate, if we fail to:

•	consistently maintain our time-to-market performance with our new products;

•	produce these products in sufficient volume;

•	qualify these products with key customers on a timely basis by meeting our customers’ performance and quality specifications; or

•	achieve acceptable manufacturing yields, quality and costs with these products.

If delivery of our products is delayed, our OEM customers may use our competitors’ products to meet their production requirements. If the delay of our products causes delivery of those OEMs’ computer systems into which our products are integrated to be delayed, consumers and businesses may purchase comparable products from the OEMs’ competitors.

Moreover, we face the related risk that consumers and businesses may wait to make their purchases if they want to buy a new product that has been shipped or announced but not yet released. If this were to occur, we may be unable to sell our existing inventory of products that may have become less efficient and cost effective compared to new products. As a result, even if we are among the first-to-market with a given product, subsequent introductions or announcements by our competitors of new products could cause us to lose revenue and not achieve a positive return on our investment in existing products and inventory.

New Product Development and Technological Change—If we do not develop products in time to keep pace with technological changes, our operating results will be adversely affected.

Our customers have demanded new generations of disc drive products as advances in computer hardware and software have created the need for improved storage products with features such as increased storage capacity, improved performance and reliability of smaller form factors. We, and our competitors have developed improved products, and we will need to continue to do so in the future. For fiscal years 2004, 2003 and 2002, we had product development expenses of $666 million, $670 million and $698 million, respectively. We cannot assure you that we will be able to successfully complete the design or introduction of new products in a timely manner, that we will be able to manufacture new products in sufficient volumes with acceptable manufacturing yields, that we will be able to successfully market these new products or that these products will perform to specifications on a long-term basis. In addition, the impact of slowing areal density growth may adversely impact our ability to be successful.

When we develop new products with higher capacity and more advanced technology, our operating results may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products suffer increases in failures, are of low quality or are not reliable, customers may reduce their purchases of our products and our manufacturing rework and scrap costs and service and warranty costs may increase. In addition, a decline in the reliability of our products may make us less competitive as compared with other disc drive manufacturers.

Impact of Technological Change—Increases in the areal density of disc drives may outpace customers’ demand for storage capacity.

The rate of increase in areal density, or storage capacity per square inch on a disc, may be greater than the increase in our customers’ demand for aggregate storage capacity. As a result, our customers’ storage capacity needs may be satisfied with fewer disc drives. These factors could decrease our sales, especially when combined with continued price erosion, which could adversely affect our results of operations.

Changes in Information Storage Products—Future changes in the nature of information storage products may reduce demand for traditional disc drive products.

We expect that in the future new personal computing devices and products will be developed, some of which, such as Internet appliances, may not contain a disc drive. While we are investing development resources in designing information storage products for new applications, it is too early to assess the impact of these new applications on future demand for disc drive products. We cannot assure you that we will be successful in developing other information storage products. In addition, there are currently no widely accepted standards in various technical areas that may be important to the future of our business, including the developing sector of intelligent storage solutions. Products using alternative technologies, such as semiconductor memory, optical storage and other storage technologies could become a significant source of competition to particular applications of our products.

For example, semiconductor memory is much faster than disc drives, but currently is volatile in that it is subject to loss of data in the event of power failure and is much more costly than disc drive technologies. Flash EEPROM, a nonvolatile semiconductor memory, is currently much more costly than disc drive technologies and, while it has higher read performance than disc drives, it has lower write performance. Flash EEPROM could become competitive in the near future for applications requiring less storage capacity than that required in traditional markets for our products.

High Fixed Costs—Our vertical integration strategy entails a high level of fixed costs.

Our vertical integration strategy entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, these high fixed costs have had, and could in the future have, a material adverse effect on our operating results and financial condition. For example, in 1998 our predecessor experienced a significant decrease in the demand for its products, and because our predecessor was unable to adequately reduce its costs to offset this decrease in revenue, its gross and operating margins suffered. In addition, a strategy of vertical integration has in the past and could in the future delay our ability to introduce products containing market-leading technology, because we may not have developed the technology and source of components for our products and do not have access to external sources of supply without incurring substantial costs.

Research and development expenses represent a significant portion of our fixed costs. As part of our vertical integration strategy, we explore a broad range of ways to improve disc drives as well as possible alternatives to disc drives for storing and retrieving electronic data. If we fail to develop new technologies in a timely manner, and our competitors succeed in doing so, our ability to sell our products could be significantly diminished. Conversely, if we over invest in technologies that can never be profitably manufactured and marketed, our results of operations could suffer. By way of example, we have incurred expenses in exploring new technologies for storing electronic data, including perpendicular recording technology, which involves a different orientation for the magnetic field than is currently used in disc drives, and heat assisted magnetic recording technology, which uses heat generated by a laser to improve storage capacity. We believe these new technologies could significantly improve the storage capacity of disc drives over the long term. To date, we have not yet developed a commercial product based on these technologies. Furthermore, based on our recent experience in the industry with respect to new product introductions, we believe that the rate of increase of areal density is slowing as compared to its previous levels, which has lengthened the life cycles of existing products and may further postpone returns on our investments in new technologies. If we have invested too much in new technologies, our results of operations could be adversely affected. In addition, as we replace our existing assets with new, higher cost assets, we expect that our depreciation expense will increase, which will contribute to our high level of fixed costs and reduce our earnings. This could cause the market price of our common shares to decline.

Dependence on Supply of Equipment and Components—If we experience shortages or delays in the receipt of critical equipment or components necessary to manufacture our products, we may suffer lower operating margins, production delays and other material adverse effects.

The cost, quality and availability of some equipment, components and raw materials used to manufacture disc drives and other information storage products are critical to the successful manufacture of these products. The equipment we use to manufacture our products is frequently custom made and comes from a few suppliers. Particularly important components include read/write heads, recording media, application-specific integrated circuits, or ASICs, spindle motors, printed circuit boards and suspension assemblies. We rely on sole suppliers or a limited number of suppliers for some of these components, including recording media that we do not manufacture, ASICs, spindle motors, printed circuit boards and suspension assemblies. In the past, we have experienced increased costs and production delays when we were unable to obtain the necessary equipment or sufficient quantities of some components and/or have been forced to pay higher prices for some components or raw materials, such as precious metals, that were in short supply in the industry in general.

In addition, the recent increases in demand for our small form factor mobile products, such as our ST1 and Momentus drives, could lead to shortages in the components used in smaller form factor disc drives such as the glass substrates used to make the recording media for such drives.

Due to the weakened economy in general and in the technology sector of the economy in particular, the disc drive industry has experienced economic pressure, which has resulted in consolidation among component manufacturers and may result in some component manufacturers exiting the industry or not making sufficient investments in research to develop new components.

If there is a shortage of, or delay in supplying us with, critical components, then:

•	it is likely that our suppliers would raise their prices and, if we could not pass these price increases to our customers, our operating margin would decline;

•	we might have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products;

•	we would likely have to allocate the components we receive to certain of our products and ship less of others, which could reduce our revenues and could cause us to lose sales to customers who could purchase more of their required products from manufacturers that either did not experience these shortages or delays or that made different allocations; and

•	we might be late in shipping products, causing potential customers to make purchases from our competitors and, thus, causing our revenue and operating margin to decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner, or at all.

Dependence on Key Customers—We may be adversely affected by the loss of, or reduced, delayed or cancelled purchases by, one or more of our larger customers.

Some of our key customers, including Hewlett-Packard, Dell, IBM, Apple and EMC, account for a large portion of our disc drive revenue. We have longstanding relationships with many of our customers, however, if any of our key customers were to significantly reduce their purchases from us, our results of operations would be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its relationship with us could be difficult to replace. In line with industry practice, new customers usually require that we pass a lengthy and rigorous qualification process at the customer’s cost. Accordingly, it may be difficult for us to attract new major customers. Additionally, mergers, acquisitions, consolidations or other significant transactions involving our customers generally entail risks to our business. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations, financial condition and prospects.

OEM Purchase Agreements—Our OEM customers are not obligated to purchase our products.

Typically, our OEM purchase agreements permit OEMs to cancel orders and reschedule delivery dates without significant penalties. In the past, orders from many of our OEMs were cancelled and delivery schedules were delayed as a result of changes in the requirements of the OEMs’ customers. These order cancellations and delays in delivery schedules have had a material adverse effect on our results of operations in the past and may do so again in the future. Our OEMs and distributors typically furnish us with non-binding indications of their near term requirements, with product deliveries based on weekly confirmations. If actual orders from distributors and OEMs decrease from their non-binding forecasts, these variances could have a material adverse effect on our business, results of operations, financial condition and prospects.

Economic Risks Associated with International Operations—Our international operations subject us to risks related to currency exchange fluctuations, longer payment cycles for sales in foreign countries, seasonality and disruptions in foreign markets, tariffs and duties, price controls, potential adverse tax consequences, increased costs, our customers’ credit and access to capital and health-related risks.

We have significant operations in foreign countries, including manufacturing facilities, sales personnel and customer support operations. We have manufacturing facilities in China, Malaysia, Northern Ireland, Singapore and Thailand, in addition to those in the United States. A substantial portion of our desktop disc drive assembly occurs in our facility in China.

Our international operations are subject to economic risks inherent in doing business in foreign countries, including the following:

•	Disruptions in Foreign Markets. Disruptions in financial markets and the deterioration of the underlying economic conditions in the past in some countries, including those in Asia, have had an impact on our sales to customers located in, or whose end-user customers are located in, these countries.

•	Fluctuations in Currency Exchange Rates. Prices for our products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Currency instability in Asia and other geographic markets may make our products more expensive than products sold by other manufacturers that are priced in the local currency. Moreover, many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. From time to time, fluctuations in foreign exchange rates have negatively affected our operations and profitability and there can be no assurance that these fluctuations will not adversely affect our operations and profitability in the future.

•	Longer Payment Cycles. Our customers outside of the United States are often allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period.

•	Seasonality. Seasonal reductions in the business activities of our customers during the summer months, particularly in Europe, typically result in lower earnings during those periods.

•	Tariffs, Duties, Limitations on Trade and Price Controls. Our international operations are affected by limitations on imports, currency exchange control regulations, transfer pricing regulations, price controls and other restraints on trade. In addition, the governments of many countries, including China, Malaysia, Singapore and Thailand, in which we have significant operating assets, have exercised and continue to exercise significant influence over many aspects of their domestic economies and international trade.

•	Potential Adverse Tax Consequences. Our international operations create a risk of potential adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries.

•	Increased Costs. The shipping and transportation costs associated with our international operations are typically higher than those associated with our U.S. operations, resulting in decreased operating margins in some foreign countries.

•	Credit and Access to Capital Risks. Our international customers could have reduced access to working capital due to higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer’s or its bank’s financial condition, or the inability to access other financing.

Political Risks Associated with International Operations—Our international operations subject us to risks related to political unrest and terrorism.

We have manufacturing facilities in parts of the world that periodically experience political unrest. This could disrupt our ability to manufacture important components as well as cause interruptions and/or delays in our ability to ship components to other locations for continued manufacture and assembly. Any such delays or interruptions could result in delays in our ability to fill orders and have an adverse effect on our results of operation and financial condition. U.S. and international responses to the terrorist attacks on September 11, 2001, the ongoing hostilities in Afghanistan and Iraq and the risk of hostilities with North Korea could exacerbate these risks.

Legal and Operational Risks Associated with International Operations—Our international operations subject us to risks related to staffing and management, legal and regulatory requirements and the protection of intellectual property.

Operating outside of the United States creates difficulties associated with staffing and managing our international manufacturing facilities, complying with local legal and regulatory requirements and protecting our intellectual property. We cannot assure you that we will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

Conflicts of Interest of our Directors and Officers—Our directors and executive officers may have conflicts of interest because of their ownership of capital stock of, and their employment with, our largest shareholder and our affiliates.

Many of our directors and executive officers hold ordinary shares of our largest shareholder, New SAC. Ownership of the capital stock of our largest shareholder by our directors and officers could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for us and for New SAC.

Some of our directors also serve on the board of New SAC. Several of our executive officers also serve as officers and/or directors of New SAC. In view of these overlapping relationships, conflicts of interest may exist or arise with respect to existing and future business dealings, including the relative commitment of time and energy by our directors and officers to us and to our largest shareholder and affiliates, potential acquisitions of businesses or properties and other business opportunities, the issuance of additional securities, the election of new or additional directors and the payment of distributions by us. We cannot assure you that any conflicts of interest will be resolved in our favor.

Risks Associated with Future Acquisitions—We may not be able to identify suitable strategic alliance, acquisition or investment opportunities, or successfully acquire and integrate companies that provide complementary products or technologies.

Our growth strategy may involve pursuing strategic alliances with, and making acquisitions of or investments in, other companies that are complementary to our business. There is substantial competition for attractive strategic alliance, acquisition and investment candidates. We may not be able to identify suitable acquisition, investment or strategic partnership candidates. Even if we were able to identify them, we cannot assure you that we will be able to partner with, acquire or invest in suitable candidates, or integrate acquired technologies or operations successfully into our existing technologies and operations. Our ability to finance potential acquisitions will be limited by our high degree of leverage, the covenants contained in the indenture that governs our outstanding 8% senior notes, the credit agreement that governs our senior secured credit facilities and any agreements governing any other debt we may incur.

If we are successful in acquiring other companies, these acquisitions may have an adverse effect on our operating results, particularly while the operations of the acquired business are being integrated. It is also likely that integration of acquired companies would lead to the loss of key employees from those companies or the loss of customers of those companies. In addition, the integration of any acquired companies would require substantial attention from our senior management, which may limit the amount of time available to be devoted to our day-to-day operations or to the execution of our strategy. Furthermore, the expansion of our business involves the risk that we might not manage our growth effectively, that we would incur additional debt to finance these acquisitions or investments and that we would incur substantial charges relating to the write-off of in-process research and development, similar to that which we incurred in connection with several of our prior acquisitions. Each of these items could have a material adverse effect on our financial position and results of operations.

Potential Loss of Licensed Technology—The closing of the November 2000 transactions may have triggered change of control or anti-assignment provisions in some of our license agreements, which could result in a loss of our right to use licensed technology.

We have a number of cross-licenses with third parties that enable us to manufacture our products free from any infringement claims that might otherwise be made by these third parties against us. A number of these licenses contain change of control or anti-assignment provisions. We have taken steps to transfer these licenses in connection with the closing of the November 2000 transactions; however, we cannot assure you that these transfers will not be challenged. For example, Papst Licensing GmbH, IBM and Hitachi initially took the position that their license agreements did not transfer to our new business entities. Subsequently, we entered into new license agreements with IBM and Hitachi in December 2001. In September 2002, we settled a broader dispute with Papst that also resolved the claim by Papst that its license agreement was not properly transferred.

We received a letter dated November 20, 2002 from Read-Rite Corporation asserting that we do not currently have a license to its patented technology and that our disc drive products infringe at least two of its patents. We have since received additional letters from Read-Rite Corporation making the same claims. Seagate Delaware entered into a Patent Cross License Agreement dated December 31, 1994, which covered the two patents referenced in the November 20, 2002 letter, as well as other intellectual property of Read-Rite Corporation. Prior to the November 20, 2002 letter, Read-Rite Corporation had not responded to our efforts to confirm that under the Patent Cross License Agreement we were entitled to a new license agreement in our own name and on materially the same terms as the 1994 agreement. In order to clarify the parties’ rights under the Patent Cross License Agreement, we filed a declaratory judgment action on May 7, 2003 in the Superior Court of California, County of Santa Clara, seeking a declaration that we are entitled to a cross-license, effective as of November 22, 2000, under terms substantially identical to those contained in the Patent Cross License Agreement. On June 11, 2003 Read-Rite Corporation answered the complaint putting forward a general denial and asserting various affirmative defenses. On June 17, 2003, Read-Rite Corporation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Upon notice, our declaratory judgment action has been stayed. On July 23, 2003, the U.S. Bankruptcy Court approved Western Digital Corporation’s bid to acquire the assets of Read-Rite Corporation, including the intellectual property that was the subject of Read-Rite’s dispute with us, in a transaction that closed on July 31, 2003. We objected to Western Digital’s assumption of the Patent Cross-License Agreement. On November 14, 2003, the Bankruptcy Trustee made a motion to assume or reject certain Read-Rite executory contracts, rejecting the Patent Cross-License Agreement. We filed our election to retain the benefits of the Patent Cross-License Agreement to the extent permitted by Section 365(n) of the U.S. Bankruptcy Code. Western Digital has opposed our election to retain the benefits of the license. The Bankruptcy Court set a hearing for May 18, 2005, regarding Seagate’s rights to a license and gave Western Digital 120 days to explain what intellectual property it believes is available to assume under the Quinta/Read-Rite Development Agreement. We believe the Quinta agreement was resolved by a May 2000 agreement to jointly own the patents filed as a result of the joint development.

To the extent that third party cross-licenses, including the Patent Cross License Agreement dated December 31, 1994 between Read-Rite Corporation and Seagate Delaware, are deemed not to have been properly assigned to us in the November 2000 transactions, our inability to either obtain new licenses or transfer existing licenses could result in delays in product development or prevent us from selling our products until equivalent substitute technology can be identified, licensed and/or integrated or until we are able to substantially engineer our products to avoid infringing the rights of third parties. We might not be able to renegotiate agreements, be able to obtain necessary licenses in a timely manner, on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, the loss of or inability to extend any of these licenses would increase the risk of infringement claims being made against us, which claims could have a material adverse effect on our business.

Risk of Intellectual Property Litigation—Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued, and we may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. We may be subject to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us, or our licensees in connection with their use of our products. We are currently subject to a suit by Convolve, Inc. and the Massachusetts Institute of Technology and a suit pending in Nanjing, China. In addition, as noted above, Read-Rite Corporation, in a letter dated November 20, 2002 and in correspondence since that date, asserted that we do not currently have a license to Read-Rite Corporation patented technology and that our disc drive products infringe at least two Read-Rite Corporation patents.

Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot assure you that we will be successful in defending ourselves against intellectual property claims. Moreover, software patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. If we were to discover that our products infringe the intellectual property rights of others, we would need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Dependence on Intellectual Property—If our intellectual property and other proprietary information were copied or independently developed by competitors, our operating results would be negatively affected.

Our success depends to a significant degree upon our ability to protect and preserve the proprietary aspects of our technology. However, we may be unable to prevent third parties from using our technology without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States, or protect us from independently developing or acquiring technology that is similar to ours. For example, in its bankruptcy proceedings under Chapter 7 of the U.S. Bankruptcy Code, Read-Rite Corporation’s patents and other intellectual property rights were sold to Western Digital Corporation, who will use this intellectual property to compete against us. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Limitations on Patent Protection—Our issued and pending patents may not adequately protect our intellectual property or provide us with any competitive advantage.

Although we have numerous U.S. and foreign patents and numerous pending patents that relate to our technology, we cannot assure you that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products in the United States or abroad. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover.

Disclosure of our Proprietary Technology—Confidentiality and non-disclosure agreements may not adequately protect our proprietary technology or trade secrets.

We have entered into confidentiality agreements with our employees and non-disclosure agreements with customers, suppliers and potential strategic partners, among others. If any party to these agreements were to violate their agreement with us and disclose our proprietary technology to a third party, we may be unable to prevent the third party from using this information. Because a significant portion of our proprietary technology consists of specialized knowledge and technical expertise developed by our employees, we have a program in place designed to ensure that our employees communicate any developments or discoveries they make to other employees. However, employees may choose to leave our company before transferring their knowledge and expertise to our other employees. Violations by others of our confidentiality or non-disclosure agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline. Our trade secrets may otherwise become known or independently developed by others, and trade secret laws provide no remedy against independent development or discovery.

Service Marks and Trademarks—Our failure to obtain trademark registrations or service marks, or challenges to those marks, could impede our marketing efforts.

We have registered and applied for some service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee the approval of any of our pending applications by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to use our trademarks and impede our marketing efforts in those jurisdictions.

Environmental Matters—We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

Our operations inside and outside the United States are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. In addition to the U.S. federal, state and local laws to which our domestic operations are subject, our extensive international manufacturing operations subject us to environmental regulations imposed by foreign governments.

Although our policy is to apply strict standards for environmental protection at our sites inside and outside the United States, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims if we were to violate or become liable under environmental laws or become non-compliant with environmental permits required at our facilities. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations. In addition, we have been named as a potentially responsible party at several superfund sites. While we are not currently aware of any contaminated or superfund sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, the ultimate costs under environmental laws and the timing of these costs are difficult to predict. Liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. In other words, one liable party could be held liable for all costs at a site. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

Dependence on Key Personnel—The loss of some key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. All of the incentive compensation provided to our senior management at the time of the privatization vested as of November 2004. We may not be able to provide our senior management with adequate additional incentives to remain employed by us after this time. We have experienced intense competition for personnel, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

System Failures—System failures caused by events beyond our control could adversely affect computer equipment and electronic data on which our operations depend.

Our operations are dependent upon our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. As our operations become more automated and increasingly interdependent, our exposure to the risks posed by these types of events will increase. A significant part of our operations is based in an area of California that has experienced power outages and earthquakes and is considered seismically active. We do not have a contingency plan for addressing the kinds of events referred to in this paragraph that would be sufficient to prevent system failures and other interruptions in our operations that could have a material adverse effect on our business, results of operations and financial condition.

Potential Tax Legislation—Negative publicity about companies located in certain offshore jurisdictions may lead to new legislation that could increase our tax burden.

Several members of the United States Congress have introduced legislation relating to the U.S. federal tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. While we do not believe that this legislation, as currently proposed, would adversely affect us, the exact scope of the legislation and whether it will ultimately be enacted is unclear at this time. In addition, certain state legislatures have proposed similar legislation. Therefore, it is possible that federal or state legislation in this area, if enacted, could materially increase our future tax burden or otherwise affect our business.

SOX 404 Compliance—While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are evaluating our internal controls systems in order to allow management to report on, and our Independent Registered Public Accounting Firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We are performing the system and process evaluation and testing required in an effort to comply with the management certification requirements of, and prepare for the auditor attestation under, Section 404. As a result, we are incurring additional expenses and a diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the New York Stock Exchange. Any such action could adversely affect our financial results and the market price of our common stock.

Risks Related to Our Substantial Indebtedness

Substantial Leverage—Our substantial leverage may place us at a competitive disadvantage in our industry.

We are leveraged and have significant debt service obligations. Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our high level of debt presents the following risks to you:

•	we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;

•	our interest expense could increase if prevailing interest rates increase, because a substantial portion of our debt bears interest at floating rates;

•	our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;

•	our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements; and

•	covenants in our debt instruments limit our ability and the ability of our subsidiaries to pay distributions or make other restricted payments and investments.

Significant Debt Service Requirements—Servicing our debt requires a significant amount of cash, and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	we will continue to realize the cost savings, revenue growth and operating improvements that resulted from the execution of our long-term strategic plan; or

•	future borrowings will be available to us under our senior secured credit facilities or that other sources of funding will be available to us, in each case, in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, our existing debt instruments permit us to incur a significant amount of additional debt. If we incur additional debt above the levels now in effect, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Restrictions Imposed by Debt Covenants—Restrictions imposed by our existing debt instruments will limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our existing debt instruments, including the indenture governing our outstanding 8% senior notes, impose, and the terms of any future debt may impose, operating and other restrictions on us. The indenture governing our 8% senior notes limits our ability to incur additional indebtedness if our consolidated coverage ratio, which is the ratio of the aggregate consolidated EBITDA of our subsidiary, Seagate Technology HDD Holdings, the issuer of our 8% senior notes, and its restricted subsidiaries, to the total interest expense of those entities, is less than or equal to 3.0 to 1.0 during any consecutive four-quarter period. Our existing debt instruments also limit, among other things, our ability to:

•	pay dividends or make distributions in respect of our shares;

•	redeem or repurchase shares;

•	make investments or other restricted payments;

•	sell assets;

•	issue or sell shares of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create liens;

•	enter into sale/leaseback transactions;

•	effect a consolidation or merger; and

•	make certain amendments to our deferred compensation plans.

These covenants are subject to a number of important qualifications and exceptions, including exceptions that permit us to make significant distributions of cash. In addition, the obligation to comply with many of the covenants under the indenture governing our 8% senior notes will cease to apply if the notes achieve investment grade status.

Our existing debt instruments also require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of the restrictive covenants described above or our inability to comply with the required financial ratios could result in a default under our existing debt instruments. If a default occurs, the holders of our outstanding 8% senior notes may elect to declare all of our outstanding obligations, together with accrued interest and other fees, to be immediately due and payable. If our outstanding indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that debt and any future indebtedness, which would cause the market price of our common shares to decline significantly.

Risks Related to Our Common Shares

Ownership of Our Common Shares by Our Sponsor Group—Because our sponsor group, through its ownership of New SAC, will continue to hold a significant interest in us, the influence of our public shareholders over significant corporate actions will be limited.

As of February 25, 2005, New SAC owns approximately 44.3% of our outstanding common shares. New SAC was formed in connection with the November 2000 transactions and is owned by our sponsor group and members of our management. Through their ownership of New SAC, as of February 25, 2005, affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. indirectly own approximately 14.1%, 9.8%, 5.1%, 2.9% and 1.0%, respectively, of our outstanding common shares. The sponsors’ and our managements’ ownership of New SAC and New SAC’s and the sponsors’ ownership of us is the subject of shareholders agreements and other arrangements that result in the sponsors’ acting as a group with respect to all matters submitted to our shareholders. While New SAC now holds less than 50% of our outstanding common shares and has lost certain contractual rights under our shareholders agreement, it continues to have significant influence over matters such as the election of our directors; control over business, policies and affairs; and other matters submitted to our shareholders. Also, New SAC is not prohibited from selling a significant interest in us to a third party.

Accordingly, our ability to engage in significant transactions, such as a merger, acquisition or liquidation, is limited without the consent of New SAC, which is controlled by the members of our sponsor group. Conflicts of interest could arise between us and New SAC or our sponsor group, and any conflict of interest may be resolved in a manner that does not favor us. The members of our sponsor group may continue to retain significant influence over us for the foreseeable future, even if New SAC distributes its shares in us to the New SAC shareholders. The members of our sponsor group may decide not to enter into a transaction in which you would receive consideration for your common shares that is much higher than the cost to you or the then-current market price of those shares. In addition, the members of our sponsor group could elect to sell a significant interest in us and you may receive less than the then-current fair market value or the price you paid for your shares. Any decision regarding their ownership of us that members of our sponsor group may make at some future time will be in their absolute discretion.

Future Sales—Additional sales of our common shares by New SAC, our sponsors or our employees or issuances by us in connection with future acquisitions or otherwise could cause the price of our common shares to decline.

If New SAC or—after any distribution to our sponsors of our shares by New SAC—our sponsors sell a substantial number of our common shares in the future, the market price of our common shares could decline. The perception among investors that these sales may occur could produce the same effect. New SAC and our sponsors have rights, subject to specified conditions, to require us to file registration statements covering common shares or to include common shares in registration statements that we may file. Specifically, any of New SAC, Silver Lake Partners, Texas Pacific Group or August Capital can unilaterally require that we file registration statements covering common shares held by New SAC. In addition, either Silver Lake Partners or Texas Pacific Group can unilaterally cause New SAC to distribute its shares in us to our sponsor group and New SAC’s other shareholders. By exercising their registration or distribution rights and selling a large number of common shares (as they are through this prospectus), New SAC or any of the sponsors could cause the price of our common shares to decline. Furthermore, if we were to include common shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our common shares.

New SAC has stated that it expects to continue to dispose of our common shares in a series of transactions under this registration statement and under Rule 144 of the Securities Act, Rule 144, and that it expects to sell or dispose of all of its remaining shares of Seagate Technology common shares over the next two years. New SAC has also stated that, as part of its plan to reduce its ownership of our common shares, beginning this spring, it expects to make quarterly distributions of approximately 25 million of our common shares to its shareholders.

New SAC has stated that, in this manner, it expects to distribute a total of approximately 100 million shares to its shareholders. Absent the filing of a new registration statement covering these shares, these distributed shares will not be eligible for re-sale in the public markets under Rule 144 until 12 months from the date of their distribution from our affiliate, New SAC. The shareholders of New SAC with the power to request registration of these shares have consented to an agreement among themselves not to do so for at least a year, if at all.

One component of our business strategy is to make acquisitions. In the event of any future acquisitions, we could issue additional common shares, which would have the effect of diluting your percentage ownership of the common shares and could cause the price of our common shares to decline.

Volatile Public Markets—The price of our common shares may be volatile and could decline significantly.

The stock market in general, and the market for technology stocks in particular, has recently experienced volatility that has often been unrelated to the operating performance of companies. If these market or industry-based fluctuations continue, the trading price of our common shares could decline significantly independent of our actual operating performance, and you could lose all or a substantial part of your investment. The market price of our common shares could fluctuate significantly in response to several factors, including among others:

•	actual or anticipated variations in our results of operations;

•	announcements of innovations, new products or significant price reductions by us or our competitors;

•	our failure to meet the performance estimates of investment research analysts;

•	the timing of announcements by us or our competitors of significant contracts or acquisitions;

•	general stock market conditions;

•	the occurrence of major catastrophic events;

•	changes in financial estimates by investment research analysts; and

•	the sale of our common shares held by New SAC.

Failure to Pay Quarterly Distributions—Our failure to pay quarterly distributions to our common shareholders could cause the market price of our common shares to decline significantly.

We made quarterly cash distributions of $0.06 per share on each of August 20, 2004, November 19, 2004 and February 18, 2005 to our common shareholders of record as of August 6, 2004, November 5, 2004 and February 4, 2005, respectively. On March 4, 2005, our board of directors approved the increase of our quarterly cash distribution from $0.06 per share to $0.08 per share.

Our ability to pay quarterly distributions will be subject to, among other things, general business conditions within the disc drive industry, our financial results, the impact of paying distributions on our credit ratings, and legal and contractual restrictions on the payment of distributions by our subsidiaries to us or by us to our common shareholders, including restrictions imposed by the covenants contained in the indenture governing our senior notes and the credit agreement governing our senior secured credit facilities. Any reduction or discontinuation of quarterly distributions could cause the market price of our common shares to decline significantly. Moreover, in the event our payment of quarterly distributions is reduced or discontinued, our failure or inability to resume paying distributions at historical levels could result in a persistently low market valuation of our common shares.

Taxation of Distributions—Certain U.S. shareholders may be ineligible for favorable U.S. federal income tax treatment on distributions on our common shares.

Because we did not have any current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 2, 2004, distributions on our common shares during this period were treated as a return of capital rather than dividend income for U.S. federal income tax purposes. There can be no assurance, however, that we will not have current or accumulated earnings and profits for U.S. federal income tax purposes in future years. To the extent that we have current or accumulated earnings and profits for U.S. federal income tax purposes, distributions on our common shares will not be treated as a return of capital distribution and will be treated as dividend income.

Furthermore, we believe that we will meet the requirements to be a foreign personal holding company for U.S. federal income tax purposes in our current taxable year. Under recent U.S. federal income tax legislation, U.S. shareholders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15%) on distributions on our common shares if we qualify as a foreign personal holding company in the year in which such distributions were made or in the preceding taxable year. As a result, if distributions on our common shares are treated as dividend income because we have current or accumulated earnings and profits in the taxable year in which such distributions are made, U.S. shareholders who are individuals may not qualify for favorable U.S. federal income tax treatment under the new legislation.

Pursuant to the American Jobs Creation Act of 2004, the foreign personal holding company rules have been repealed. Such rules will no longer apply with respect to any taxable year of Seagate Technology beginning after Seagate Technology’s taxable year ending July 1, 2005, and with respect to U.S. holders, to any taxable year of such U.S. holders beginning with the taxable year with or within which such taxable year of Seagate Technology ends.

Potential Governmental Action—Governmental action against companies located in offshore jurisdictions may lead to a reduction in the demand for our common shares.

Recently, several state and other governmental officials have threatened to take legislative and other actions against U.S. companies that have expatriated to specific foreign jurisdictions. For example, the California state treasurer has requested that certain pension funds eliminate from their investment portfolios all public equity and fixed income holdings of companies that have reincorporated in foreign jurisdictions. If we are included within the scope of such legislation or governmental action, it may reduce the demand for, and have a material adverse effect on the price of, our common shares.

Securities Litigation—Significant fluctuations in the market price of our common shares could result in securities class action claims against us.

Significant price and value fluctuations have occurred with respect to the publicly traded securities of disc drive companies and technology companies generally. The price of our common shares is likely to be volatile in the future. In the past, following periods of decline in the market price of a company’s securities, class action lawsuits have often been pursued against that company. If similar litigation were pursued against us, it could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Limited Protection of Shareholder Interests—Holders of the common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Anti-Takeover Provisions Could Discourage or Prevent an Acquisition of Us—Provisions of our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of the common shares.

Our articles of association permit our board of directors to issue preferred shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands exempted company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The Grand Court of the Cayman Islands must also sanction the convening of these meetings and the terms of the amalgamation. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

Enforcement of Civil Liabilities—Holders of our common shares may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Because we are a Cayman Islands exempted company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

USE OF PROCEEDS

All of the common shares are being sold by our largest shareholder, the selling shareholder identified in this prospectus or its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the common shares. See “Selling Shareholder.”

DIVIDEND POLICY

Pursuant to our quarterly dividend policy, as amended on March 4, 2005, we expect to pay our shareholders a quarterly distribution of up to $0.08 per share (up to $0.32 per share annually). In the event that quarterly distributions are declared, all holders of our common shares, including New SAC, will participate ratably on a per share basis in all distributions declared by our board of directors.

We are restricted in our ability to pay distributions by the covenants contained in the indenture governing our senior notes and the credit agreement governing our senior secured credit facilities. Our declaration of distributions is also subject to Cayman Islands law and the discretion of our board of directors. Under the terms of the Seagate Technology shareholders agreement, which was amended on September 2, 2004, at least seven members of our board of directors must approve the payment of distributions in excess of 15% of our net income in the prior fiscal year. In deciding whether or not to declare quarterly distributions, our directors will take into account such factors as general business conditions within the disc drive industry, our financial results, our capital requirements, contractual and legal restrictions on the payment of distributions by our subsidiaries to us or by us to our shareholders, the impact of paying distributions on our credit ratings and such other factors as our board of directors may deem relevant.

We made quarterly cash distributions of $0.04 per share on each of August 22, 2003 and November 21, 2003 to all of our common shareholders of record as of August 8, 2003 and November 7, 2003, respectively. We made a quarterly cash distribution of $0.06 per share on each of February 27, 2004, May 21, 2004, August 20, 2004, November 19, 2004 and February 18, 2005 to our common shareholders of record as of February 13, 2004, May 7, 2004, August 6, 2004, November 5, 2004 and February 4, 2005, respectively. With respect to the cash distribution on November 19, 2004, New SAC’s portion, which amounted to approximately $15 million, was inadvertently not paid until January 2005.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for U.S. federal income tax purposes in any taxable year, the distribution will be treated as a return of capital for U.S. tax purposes, causing a reduction in your adjusted tax basis in the common shares. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 2, 2004 and, accordingly, distributions paid on our common shares during this period were treated as a return of capital for U.S. federal income tax purposes. There can be no assurances that we will not have current or accumulated earnings and profits for U.S. federal income tax purposes in future years. To the extent that we do have current or accumulated earnings and profits for U.S. federal income tax purposes, a distribution on our common shares will not be treated as a return of capital distribution and will be treated as dividend income.

Furthermore, we believe that we will meet the requirements to be a foreign personal holding company for U.S. federal income tax purposes in our current taxable year. Under recent U.S. federal income tax legislation, U.S. shareholders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15%) on distributions on our common shares if we qualify as a foreign personal holding company in the year in which such distributions were made or in the preceding taxable year.

Pursuant to the American Jobs Creation Act of 2004, the foreign personal holding company rules have been repealed. Such rules will no longer apply with respect to any taxable year of Seagate Technology beginning after Seagate Technology’s taxable year ending July 1, 2005, and with respect to U.S. holders, to any taxable year of such U.S. holders beginning with the taxable year with or within which such taxable year of Seagate Technology ends.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is based on our third amended and restated memorandum and articles of association as currently in effect. Throughout this description, we refer to our third amended and restated memorandum and articles of association as simply our memorandum and articles of association. Our authorized share capital consists of 1,250,000,000 common shares with a par value of $0.00001 per share and 100,000,000 undesignated preferred shares, each with a par value of $0.00001 per share. We had 472,557,557 common shares outstanding as of February 25, 2005.

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, the Companies Law (2004 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. Complete copies of our memorandum and articles of association are filed as exhibits to our public filings.

Common Shares

General. All the issued and outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of Seagate Technology. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. Our articles of association do not provide for actions by written consent of shareholders.

The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of at least a majority of our issued voting share capital. Shareholders’ meetings are held annually and may only be convened by our board of directors. At least ten days advanced notice is required to convene a shareholders’ meeting. Shareholders do not have the right to call a shareholders’ meeting.

Subject to the quorum requirements referred to in the paragraph above, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting of Seagate Technology, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation. Holders of common shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, ratify the appointment of auditors and make changes in the amount of our authorized share capital. Because New SAC’s ownership of our common shares is less than 66 2/3%, New SAC will not be able to unilaterally approve corporate actions that require special resolutions.

Dividends. The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Undesignated Preferred Shares

Pursuant to our articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 100,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in the best interest of Seagate Technology, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preferred shares have been issued and we have no present plans to issue any preferred shares.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors’ interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If the scheme of arrangement is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, if a third party purchases at least 90% of our outstanding shares pursuant to an offer within a four-month period of making such an offer, the purchaser may, during the following two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of our outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we would normally be the proper plaintiff in any action brought on behalf of the company, and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or outside the scope of its corporate authority;

•	the act complained of, although not acting outside the scope of its corporate authority, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors in a manner similar to the indemnification provisions of the Delaware General Corporation Law.

Inspection of Books and Records

Our articles of association provide our shareholders with the right to inspect our Register of Members and our books and records.

Transfer Agent

Computershare Trust Company, Inc. is the transfer agent for our common shares.

Listing

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.”

Prohibited Sale of Securities under Cayman Islands Law

An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

SELLING SHAREHOLDER

All of the common shares covered by this prospectus are being sold by our largest shareholder, New SAC, or its pledgees, donees, transferees or other successors in interest.

The selling shareholder may offer all or some portion of the common shares from time to time. Accordingly, no estimate can be given as to the amount or percentage of shares that will be held by the selling shareholder upon termination of any particular offering. See “Plan of Distribution.”

After the sale of the common shares covered by this prospectus, it is expected that affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. will indirectly own 7.4%, 5.1%, 2.6%, 1.5% and 0.5%, respectively, of our outstanding common shares through their ownership of New SAC (based on the number of our common shares outstanding as of February 25, 2005). In addition, after the sale of the common shares covered by this prospectus, it is expected that certain members of our management will indirectly own, in the aggregate, 3.7% of our outstanding common shares through their ownership of New SAC (based on the number of our common shares outstanding as of February 25, 2005). The sponsor group’s and management’s ownership of New SAC is the subject of a shareholders agreement and other arrangements that result in the sponsors acting as a group with respect to all matters submitted to our shareholders. The provisions of the shareholders agreement relating to the composition and operation of our board of directors has terminated since New SAC currently owns less than 50% of our issued and outstanding common shares.

The following table sets forth information as of February 25, 2005 about the common shares beneficially owned by New SAC that may be offered using this prospectus:

Name of Selling Shareholder	Prior to the Offering			Number of Common Shares Registered for Resale	After the Offering
	Number of Common Shares Beneficially Owned		Percentage of Common Shares Outstanding		Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
New SAC	209,500,000	(1)	44.3%	100,000,000	109,500,000	23.2%
c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands

(1)	Messrs. Austin, Bonderman, Coulter, Davidson, Hutchins, Luczo, Marquardt and Watkins, in their capacities as directors of New SAC, may be deemed to have shared voting or dispositive power over the 209,500,000 common shares held by New SAC. Each of them, however, disclaims this beneficial ownership.

CERTAIN INCOME TAX CONSIDERATIONS

Cayman Islands Tax Considerations

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your common shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of common shares. However, an instrument transferring title to a common share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have been incorporated under the laws of the Cayman Islands as an exempted company and, as such, obtained an undertaking in August 2000 from the Governor in Council of the Cayman Islands substantially that, for a period of twenty years from the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains. or appreciation shall, apply to us and no such tax and no tax in the nature, of estate duty or inheritance tax will be payable, either directly or by way of withholding, on our common shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling our common shares under the laws of their country of citizenship, residence or domicile.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences, as of the date of this prospectus, of the ownership of our common shares by beneficial owners that hold the common shares as capital assets and that are U.S. holders. As used herein, you are a U.S. holder if you are, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the supervision of a court within the U.S. and one or more U.S. persons control all substantial decisions of the trust, or (ii) has, a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	an investor in a pass through entity;

•	a person holding common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle; or

•	a person whose functional currency is not the U.S. dollar.

In particular, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-U.S. subsidiaries.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Taxation of Dividends. The gross amount of distributions paid to you will generally be treated as dividend income to you if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. Corporations that are U.S. holders will not be entitled to claim a dividends received deduction because we are not a U.S. corporation.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 2, 2004. There can be no assurance that we will not have current or accumulated earnings and profits in future years.

U.S. holders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15% on qualifying dividends) on distributions made from our current or accumulated earnings and profits if we are a foreign personal holding company in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below in “—Foreign Personal Holding Company,” we believe we met the ownership requirements during, and therefore will be a foreign personal holding company, in our current taxable year.

Pursuant to the American Jobs Creation Act of 2004, the foreign personal holding company rules have been repealed. Such rules will no longer apply with respect to any taxable year of Seagate Technology beginning after Seagate Technology’s taxable year ending July 1, 2005, and with respect to U.S. holders, to any taxable year of such U.S. holders beginning with the taxable year with or within which such taxable year of Seagate Technology ends.

If we make distributions before January 1, 2009 from our current or accumulated earnings and profits in years in which we are not a foreign personal holding company and were not a foreign personal holding company in the preceding year, U.S. holders who are individuals may be eligible for reduced rates of taxation applicable to dividend income so long as our shares are readily tradable on an established securities market in the United States. We believe that our common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Foreign Personal Holding Company. A foreign corporation will be classified as a foreign personal holding company, or FPHC, if:

•	at any time during the corporation’s taxable year, five or fewer individuals who are U.S. citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•	the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

Because of the application of complex ownership attribution rules, we believe we met the shareholder test in our current taxable year. In addition, because we are a holding company and do not expect to generate operating income at the holding company level, we believe that our income generally will be passive income and, thus that we will satisfy the income test for the current year and will be treated as a foreign personal holding company. As discussed above under “—Taxation of Dividends,” U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us, if we are an FPHC in the taxable year in which such dividends are paid or in the preceding taxable year.

Pursuant to the American Jobs Creation Act of 2004, the foreign personal holding company rules have been repealed. Such rules will no longer apply with respect to any taxable year of Seagate Technology beginning after Seagate Technology’s taxable year ending July 1, 2005, and with respect to U.S. holders, to any taxable year of such U.S. holders beginning with the taxable year with or within which such taxable year of Seagate Technology ends.

Disposition of Common Shares. When you sell or otherwise dispose of your common shares in a taxable transaction you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Information Reporting and Backup Withholding. In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of those common shares paid to you within the U.S. and, in some cases, outside of the U.S. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the Internal Revenue Service.

PLAN OF DISTRIBUTION

The common shares are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our common shares held by New SAC. We will not receive any of the proceeds from the sale of the common shares by the selling shareholder. New SAC, as selling shareholder, will receive all of the proceeds from the sale of the common shares being offered through this prospectus. New SAC has advised us that it intends to distribute the proceeds received in this offering to its shareholders and does not intend to reinvest the proceeds in Seagate Technology.

New SAC has stated that it expects to continue to dispose of our common shares in a series of transactions under this registration statement and under Rule 144 and that it expects to sell or dispose of all of its remaining shares of Seagate Technology common shares over the next two years.

New SAC has stated that it currently expects to sell up to 25 million of our common shares under this registration statement prior to August 2005. New SAC has also stated that it may sell our common shares from time to time under Rule 144, which limits the volume of such sales in any three month period to the greater of 1% of our outstanding shares or the average weekly trading volume of our shares during the four weeks preceding any trade. We have approximately 473 million common shares outstanding and the average weekly trading volume of our common shares for the four weeks ending March 4, 2005 was approximately 18.8 million shares.

New SAC has stated that, as part of its plan to reduce its ownership of our common shares, beginning this spring, it expects to make quarterly distributions of approximately 25 million of our common shares to its shareholders. New SAC has also stated that, in this manner, it expects to distribute a total of approximately 100 million shares to its shareholders. Absent the filing of a new registration statement covering these shares, these distributed shares will not be eligible for re-sale in the public markets under Rule 144 until 12 months from the date of their distribution from our affiliate, New SAC. The shareholders of New SAC with the power to request registration of these shares have consented to an agreement among themselves not to do so for at least a year, if at all.

The selling shareholder and its pledgees, assignees, donees, or other successors-in-interest who acquire their shares after the date of this prospectus, may sell the common shares directly to purchasers or through underwriters, broker-dealers or agents.

If underwriters are used in a firm commitment underwriting, we and the selling shareholder will execute an underwriting agreement with those underwriters relating to the common shares that the selling shareholder will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these common shares will be subject to conditions. The underwriters, if any, will purchase the common shares on a firm commitment basis and will be obligated to purchase all of these common shares.

The common shares subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these common shares for whom they may act as agent. Underwriting discounts and commissions will not exceed 8%. Underwriters may sell these common shares to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling shareholder may authorize underwriters to solicit offers by institutions to purchase the common shares subject to the underwriting agreement from the selling shareholder at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling shareholder sells common shares pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common shares at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of common shares, the selling shareholder will sell such common shares to the dealers as principals. The dealers may then resell such common shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling shareholder may also sell common shares through agents designated by them from time to time. We will name any agent involved in the offer or sale of the common shares and will list commissions payable by the selling shareholder to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.

The selling shareholder may sell any of the common shares directly to purchasers. In this case, the selling shareholder may not engage underwriters or agents in the offer and sale of these common shares.

We and the selling shareholder may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

In connection with sales of the common shares or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholder may also sell short the common shares and deliver the common shares to close out short positions, or loan or pledge the common shares to broker-dealers that in turn may sell the common shares.

The aggregate proceeds to the selling shareholder from the sale of the common shares offered by the selling shareholder hereby will be the purchase price of the common shares less discounts and commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Any selling shareholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholder. We do not assure you that the selling shareholder will sell any or all of the common shares offered by it pursuant to this prospectus. In addition, we do not assure you that the selling shareholder will not transfer, devise or gift the common shares by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.”

Pursuant to a shareholders agreement with New SAC, we granted New SAC certain registration rights pertaining to common shares held by it. The agreement provides for cross-indemnification of the selling shareholder and us and its and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common shares, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses payable by us (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common shares covered by this prospectus, except in specified circumstances. We estimate that the expenses for which we will be responsible in connection with filing this registration statement will be approximately $330,000.

LEGAL MATTERS

The validity of the common shares to be sold in this offering will be passed upon by Maples and Calder, Cayman Islands.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended July 2, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

Prospectus

44,500,000 Shares

Seagate Technology

Common Shares

Goldman, Sachs & Co.